SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934


                            Tufco Technologies, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)



               Shares of Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  899040 10 9
 -------------------------------------------------------------------------------
                                 (CUSIP Number)



                                 August 19, 1999
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)





           * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 899040 10 9                                             SCHEDULE 13G
--------------------------------------------------------------------------------



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Overseas Equity Investors Partners ("OEIP")
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
     (OEIP may appear to be a member of a group that includes Bradford (b) /X/ Venture Partners, L.P. and its sole general partner Bradford Associates ("BA") because the Chairman of the managing partner of
     OEIP  is  also  a  partner  of BA and BA is a  partner  of  OEIP.
     However,   the   existence  of  such  a  group  is   disclaimed.)
     ---------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
--------------------------------------------------------------------------------

               5     SOLE VOTING POWER
NUMBER OF                 709,870
SHARES              (On August 19, 1999,  OEIP  converted  its 709,870 shares of
BENEFICIALLY        Non-Voting  Common  Stock  into  709,870  shares  of  voting
OWNED BY            Common Stock.)
EACH           -----------------------------------------------------------------
REPORTING      6     SHARED VOTING POWER
PERSON WITH    -----------------------------------------------------------------
               7     SOLE DISPOSITIVE POWER
                              709,870
               -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           709,870
--------------------------------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*
          N/A
                                                                             / /
--------------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           15.8%
--------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------

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CUSIP No.899040 10 9                                             SCHEDULE 13G
--------------------------------------------------------------------------------


This Amendment No. 1 to Schedule 13G amends and supplements the Schedule 13G which was originally filed with the Securities and Exchange Commission on February 14, 1995 by Overseas Equity Investors Partners with respect to beneficial ownership of shares of Common Stock of Tufco Technologies, Inc.

Item 1(a)  Name of Issuer:

       Tufco Technologies, Inc. (the "Company")

Item 1(b)  Address of Issuer's Principal Executive Offices:

       4800 Simonton
       Dallas, Texas 75244

Item 2(a)  Name of Person Filing:

       Overseas Equity Investors Partners ("OEIP")

Item 2(b)  Address of Principal Business Office or, if none, Residence:

       The address of OEIP's principal place of business is Clarendon House, Church Street, Hamilton 5-31, Bermuda.

Item 2(c)  Citizenship:

       Bermuda

Item 2(d)  Title of Class of Securities:

       Shares of Common Stock, par value $0.01 per share.

Item 2(e)  CUSIP Number:

       899040 10 9

Item 3.    Type of Reporting Person Filing Pursuant to Rule 13d-1(b) or 13d-2(b)

       If this statement is filed pursuant to ss.ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

       Not Applicable.


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CUSIP No.899040 10 9                                             SCHEDULE 13G
--------------------------------------------------------------------------------




Item 4.    Ownership

                     (a) OEIP originally held 709,870 shares of Non-Voting Common Stock of the Company. On August 19, 1999, such 709,870 shares of Non-Voting Common Stock were converted into 709,870 shares of voting Common Stock and the 709,870 shares of Non-Voting Common Stock were canceled.

                     (b)  Percent of Class:  15.8%

                     (c)  Number of shares as to which the Reporting Person has:

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CUSIP No.899040 10 9                                             SCHEDULE 13G
--------------------------------------------------------------------------------



                          (i) sole power to vote or to direct the vote   709,870
                                                                         -------

                          (ii) shared power to vote or to direct the vote 0
                                                                          -

                          (iii) sole power to dispose or to direct the disposition of 709,870
                                         -------

                          (iv) shared power to dispose or to direct the disposition of 0
                                         -

Item 5.    Ownership of Five Percent or Less of a Class

       Inapplicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

       OEIP may appear to share beneficial ownership of its 709,870 shares with Robert J. Simon. Mr. Simon is the chairman of the managing partner of OEIP. However, beneficial ownership of OEIP's shares is disclaimed by Mr. Simon.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding Company

       Inapplicable

Item 8.  Identification and Classification of Members of the Group

       Inapplicable

Item 9.  Notice of Dissolution of Group

       Inapplicable

Item 10.  Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired


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CUSIP No.899040 10 9                                             SCHEDULE 13G
--------------------------------------------------------------------------------



       and are not held in connection with or as a participant in any transaction having that purpose or effect.


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




                                  SIGNATURE[S]

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 8, 1999
                                        OVERSEAS EQUITY INVESTORS PARTNERS
                                        By:   Overseas Equity Investors, Ltd.,
                                              its General Partner



                                        By:   /s/ Robert J. Simon
                                              -----------------------
                                              Name:  Robert J. Simon
                                              Title: Chairman


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